Exhibit 99.1

Mogo Inc.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Note	June 30, 2025	December 31, 2024
Assets
Cash and cash equivalent		8,122	8,530
Restricted cash		2,696	2,508
Marketable securities	5	30,068	26,085
Loans receivable, net	4	57,819	58,620
Prepaid expenses and other receivables		6,640	11,042
Investment portfolio	14b	9,912	11,991
Property and equipment		264	364
Investment in sublease, net and right-of-use assets		840	1,073
Intangible assets	6	28,296	31,080
Goodwill		38,355	38,355
Total assets		183,012	189,648

Liabilities
Accounts payable, accruals and other		17,958	22,181
Lease liabilities		1,220	1,541
Credit facility	7	48,954	48,792
Debentures	8	32,861	35,287
Deferred tax liability		431	630
Total liabilities		101,424	108,431

Equity
Share capital	16a	388,659	389,717
Contributed surplus		38,406	37,424
Foreign currency translation reserve		(1,604)	(416)
Deficit		(343,873)	(345,508)
Total equity		81,588	81,217
Total equity and liabilities		183,012	189,648

Approved on Behalf of the Board

Signed by “Greg Feller” , Director

Signed by “Christopher Payne” , Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

(Expressed in thousands of Canadian Dollars, except per share amounts)

		Three months ended		Six months ended
	Note	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Revenue
Subscription and services		10,397	10,436	21,128	21,127
Interest revenue		6,536	7,117	13,135	14,351
	9,10a	16,933	17,553	34,263	35,478
Cost of revenue
Provision for loan losses, net of recoveries	4	4,410	4,291	9,224	8,996
Transaction costs		336	1,416	1,240	3,081
		4,746	5,707	10,464	12,077
Gross profit		12,187	11,846	23,799	23,401
Operating expenses
Technology and development		2,777	2,953	5,560	5,570
Marketing		1,049	1,018	2,196	2,240
Customer service and operations		2,835	2,682	5,438	5,488
General and administration		3,593	3,821	7,623	7,683
Stock-based compensation	16c	507	584	982	1,145
Depreciation and amortization	6	2,029	2,084	3,983	4,460
Total operating expenses	11	12,790	13,142	25,782	26,586
Loss from operations		(603)	(1,296)	(1,983)	(3,185)
Other expenses (income)
Credit facility interest expense	7	1,390	1,733	2,836	3,388
Debenture and other financing expense	8,17	813	953	1,727	1,759
Accretion related to debentures	8	134	169	288	347
Revaluation (gain) loss	12	(13,870)	8,301	(6,207)	7,213
Other non-operating (income) expense	13	(2,539)	(9)	(2,123)	245
		(14,072)	11,147	(3,479)	12,952
Net income (loss) before tax		13,469	(12,443)	1,496	(16,137)
Income tax recovery		(40)	(92)	(139)	(176)
Net income (loss)		13,509	(12,351)	1,635	(15,961)
Other comprehensive loss:
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation reserve (loss) gain		(428)	(155)	(1,188)	(124)
Other comprehensive loss		(428)	(155)	(1,188)	(124)
Total comprehensive income (loss)		13,081	(12,506)	447	(16,085)
Net income (loss) per share
Basic and diluted loss per share		0.56	(0.51)	0.07	(0.65)
Weighted average number of basic and fully diluted common shares (in 000s)		24,221	24,410	24,301	24,417

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statements of Changes in Equity (Deficit)

(Unaudited)

(Expressed in thousands of Canadian Dollars, except share amounts)

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Foreign currency translation reserve	Deficit	Total
Balance, December 31, 2024	24,281	389,717	37,424	(416)	(345,508)	81,217
Net income	—	—	—	—	1,635	1,635
Purchase of common shares for cancellation (Note 16a)	(523)	(1,058)	—	—	—	(1,058)
Foreign currency translation reserve	—	—	—	(1,188)	—	(1,188)
Stock-based compensation (Note 16c)	—	—	982	—	—	982
Balance, Jun 30, 2025	23,758	388,659	38,406	(1,604)	(343,873)	81,588

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Foreign currency translation reserve	Deficit	Total
Balance, December 31, 2023	24,325	389,806	35,503	243	(331,828)	93,724
Net loss	—	—	—	—	(15,961)	(15,961)
Purchase of common shares for cancellation	(45)	(104)	—	—	—	(104)
Cancellation of replacement awards	(1)	—	—	—	—	—
Foreign currency translation reserve	—	—	—	(124)	—	(124)
Stock-based compensation (Note 16c)	—	—	1,145	—	—	1,145
Options exercised or converted	2	15	(17)	—	—	(2)
Balance, June 30, 2024	24,281	389,717	36,631	119	(347,789)	78,678

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of Canadian Dollars)

		Three months ended		Six months ended
Cash provided by (used in) the following activities:	Note	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Operating activities
Net income (loss)		13,509	(12,351)	1,635	(15,961)
Items not affecting cash and other items:
Depreciation and amortization	6	2,029	2,084	3,983	4,460
Provision for loan losses	4	4,418	4,291	9,251	8,998
Credit facility interest expense	7	1,390	1,733	2,836	3,388
Debenture and other financing expense	8,17	814	953	1,727	1,759
Accretion related to debentures	11	134	169	288	347
Stock-based compensation expense	16c	507	584	982	1,145
Revaluation (gain) loss	12	(13,869)	8,301	(6,207)	7,213
Other non-operating (income) expense	13	(3,003)	—	(2,966)	149
Income tax recovery		(40)	(92)	(139)	(176)
		5,889	5,672	11,390	11,322
Changes in:
Net issuance of loans receivable		(5,241)	(3,249)	(8,451)	(8,930)
Prepaid expenses, and other receivables and assets		(1,494)	640	4,402	(1,155)
Accounts payable, accruals and other		392	(769)	(4,421)	(129)
Restricted cash		521	672	(188)	457
Net investment in sub-lease		112	112	224	156
		179	3,078	2,956	1,721
Interest paid		(2,186)	(2,543)	(4,406)	(5,037)
Income taxes paid		(59)	(7)	(59)	(22)
Non-recurring cash inflow from investor rights agreement	13	3,000	—	3,000	—
Net cash provided by (used in) operating activities		934	528	1,491	(3,338)

Investing activities
Investment in intangible assets	6	(574)	(853)	(1,027)	(1,557)
Purchase of marketable securities	5	(1,000)	—	(1,000)	(816)
Proceeds from sale of investment portfolio		—	692	715	692
Proceeds from sale of marketable securities		—	—	1,732	—
Purchases of property and equipment		(24)	—	(28)	—
Net cash (used in) provided by investing activities		(1,598)	(161)	392	(1,681)

Financing activities
Lease liabilities – principal payments		(162)	(135)	(321)	(268)
Repayments on debentures	8	(521)	(496)	(1,057)	(1,195)
Advances on credit facility	7	740	—	2,660	1,904
Repayments on credit facility	7	(29)	(1,418)	(2,498)	(1,418)
Repurchase of common shares	25a	(1,058)	(104)	(1,058)	(104)
Net cash used in financing activities		(1,030)	(2,153)	(2,274)	(1,081)

Effect of exchange rate fluctuations on cash and cash equivalents		(4)	9	(17)	(10)
Net decrease in cash and cash equivalent		(1,698)	(1,777)	(408)	(6,110)
Cash and cash equivalent, beginning of period		9,820	11,800	8,530	16,133
Cash and cash equivalent, end of period		8,122	10,023	8,122	10,023

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2025 and 2024

1.
Nature of operations

Mogo Inc. (“Mogo” or the "Company") was continued under the Business Corporations Act (British Columbia) on June 21, 2019 following the combination with Mogo Finance Technology Inc. The address of the Company's registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Market under the symbol “MOGO”.

Mogo offers simple digital solutions to help its members improve their path to wealth creation and financial freedom. Mogo offers commission-free stock trading that helps users thoughtfully invest based on a Warren Buffett approach to long-term investing while also making a positive impact with every investment. Moka offers Canadians a real alternative to mutual funds and wealth managers that overcharge and underperform with a fully managed investing solution based on the proven outperformance of an S&P 500 strategy, and at a fraction of the cost. Mogo also offers digital loans and mortgages. Through Carta Worldwide, Mogo also offers a low-cost payments platform that powers next-generation card programs for companies across Europe and Canada.

2.
Basis of presentation

Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board® and should be read in conjunction with the Company's last annual consolidated financial statements as at and for the year ended December 31, 2024. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board®. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company's financial position and performance since the last annual financial statements.

The Company presents its interim condensed consolidated statements of financial position on a non-classified basis in order of liquidity.

These interim condensed consolidated financial statements were authorized by the Board of Directors (the “Board”) to be issued on August 7, 2025.

These interim condensed financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in the normal course.

Management routinely plans future activities which includes forecasting future cash flows. Management has reviewed their plan and has collectively formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which management has defined as being at least 12 months from the date of approval of these interim condensed consolidated financial statements.

In arriving at this judgment, management has considered the following: (i) cash flow projections of the Company, which incorporates a rolling forecast and detailed cash flow modeling through the next 12 months from the date of approval of these interim condensed consolidated financial statements, and (ii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt programmed into the model. Refer to Notes 7, 8, and 15 for details on amounts that may come due in the next 12 months.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2025 and 2024

2.
Basis of presentation (Continued from previous page)

For these reasons, the Company continues to adopt a going concern basis in preparing the interim condensed consolidated financial statements.

Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars. The functional currency of each subsidiary is determined based on the currency of the primary economic environment in which that subsidiary operates. The functional currency of each subsidiary that is not in Canadian dollars is as follows: Carta Financial Services Ltd. (GBP), Carta Solutions Processing Services Cyprus Ltd. (EUR), Carta Solutions Processing Services Corp. (MAD), Carta Solutions Singapore PTE. Ltd. (SGD), Moka Financial Technologies Europe (EUR).

3.
Material accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2024.

Significant accounting judgements, estimates and assumptions

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses during the period. The critical accounting estimates and judgments have been set out in the notes to the Company’s consolidated financial statements for the year ended December 31, 2024.

During 2025, the United States government announced tariffs on imported goods. The uncertainty regarding the impact of these tariffs on the economies increases the uncertainty of estimates used in financial reporting.

New and amended standards and interpretations

Certain new or amended standards and interpretations became effective on January 1, 2025, but do not have an impact on the interim condensed consolidated financial statements of the Company.

Standards issued but not yet effective

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements and sets out requirements for the presentation and disclosure of information in general purpose financial statements. The standard applies to annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted. The Company has not adopted any standards or interpretations that have been issued but are not yet effective and is currently assessing the impact on the interim financial statements.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2025 and 2024

4.
Loans receivable

Loans receivable represent lines of credit advanced to customers in the normal course of business. The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket, which represents the Company's assessment of credit risk exposure and by their IFRS 9 – Financial Instruments expected credit loss measurement stage. The entire loan balance of a customer is aged in the same category as its oldest individual past due payment, to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9. Stage 3 gross loans receivable include net balances outstanding and still anticipated to be collected for loans previously charged off (June 30, 2025 - $3,371, December 31, 2024 - $3,472). These are carried in gross receivables at the net expected collectable amount with no associated allowance.

		As at June 30, 2025
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	58,936	—	—	58,936
Lower risk	1-30 days past due	3,178	—	—	3,178
Medium risk	31-60 days past due	—	1,035	—	1,035
Higher risk	61-90 days past due	—	817	—	817
Non-performing	91+ days past due or bankrupt	—	—	9,627	9,627
	Gross loans receivable	62,114	1,852	9,627	73,593
	Allowance for loan losses	(8,578)	(1,357)	(5,839)	(15,774)
	Loans receivable, net	53,536	495	3,788	57,819

		As at December 31, 2024
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	58,171	—	—	58,171
Lower risk	1-30 days past due	2,924	—	—	2,924
Medium risk	31-60 days past due	—	1,024	—	1,024
Higher risk	61-90 days past due	—	863	—	863
Non-performing	91+ days past due or bankrupt	—	—	9,714	9,714
	Gross loans receivable	61,095	1,887	9,714	72,696
	Allowance for loan losses	(7,088)	(1,336)	(5,652)	(14,076)
	Loans receivable, net	54,007	551	4,062	58,620

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2025 and 2024

4.
Loans receivable (Continued from previous page)

In determination of the Company’s allowance for loan losses, internally developed models are used to factor in credit risk related metrics, including the probability of defaults, the loss given default and other relevant risk factors. Management also considered the impact of key macroeconomic factors and determined that historic loan losses are mostly correlated with unemployment rate, inflation rate, bank prime rate and GDP growth rate. These macroeconomic factors were used to generate various forward-looking scenarios used in the calculation of allowance for loan losses. If management were to assign 100% probability to a pessimistic scenario forecast, the allowance for credit losses would have been $1,590 higher than the reported allowance for credit losses as at June 30, 2025 (December 31, 2024 – $1,404 higher).

Overall changes in the allowance for loan losses are summarized below:

	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Balance, beginning of the period	14,979	12,555	14,076	12,555
Provision for loan losses
Originations	935	687	1,605	687
Repayments	(308)	(198)	(658)	(198)
Re-measurement	3,791	4,218	8,304	4,218
Charge offs	(3,623)	(3,770)	(7,553)	(3,770)
Balance, end of the period	15,774	13,492	15,774	13,492

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2025 and 2024

5. Marketable securities

	As at
	June 30, 2025	December 31, 2024
WonderFi Technologies Inc.	28,687	25,654
Others	1,381	431
Total	30,068	26,085

Other marketable securities includes investments in Bitcoin ETFs of $1.1 million.

6. Intangible assets

	Internally generated technology– completed	Internally generated technology– in progress	Software licenses	Acquired technology assets	Customer relationships	Brand	Regulatory licenses	Total
Cost
Balance, December 31, 2023	24,746	1,543	487	21,000	8,900	1,000	6,800	64,476
Additions	—	3,175	—	—	—	—	—	3,175
Impairment	—	(597)	—	—	—	—	—	(597)
Disposals	—	—	—	—	—	—	—	—
Transfers	2,034	(2,034)	—	—	—	—	—	—
Effects of movement in exchange rate	—	—	11	—	—	—	—	11
Balance, December 31, 2024	26,780	2,087	498	21,000	8,900	1,000	6,800	67,065
Additions	—	1,027	—	—	—	—	—	1,027
Impairment	—	(34)	—	—	—	—	—	(34)
Transfers	1,167	(1,167)	—	—	—	—	—	—
Effects of movement in exchange rate	1	4	35	—	—	—	—	40
Balance, June 30, 2025	27,948	1,917	533	21,000	8,900	1,000	6,800	68,098

Accumulated amortization
Balance, December 31, 2023	14,526	—	301	5,922	3,558	—	3,607	27,914
Amortization	3,440	—	100	2,100	1,064	—	1,360	8,064
Disposals	—	—	—	—	—	—	—	—
Effects of movement in exchange rate	—	—	7	—	—	—	—	7
Balance, December 31, 2024	17,966	—	408	8,022	4,622	—	4,967	35,985
Amortization	1,474	—	51	1,050	532	—	680	3,787
Effects of movement in exchange rate	—	—	30	—	—	—	—	30
Balance, June 30, 2025	19,440	—	489	9,072	5,154	—	5,647	39,802

Net book value
Balance, December 31, 2024	8,814	2,087	90	12,978	4,278	1,000	1,833	31,080
Balance, June 30, 2025	8,508	1,917	44	11,928	3,746	1,000	1,153	28,296

Amortization of intangible assets of $1,920 and $3,787 for the three and six months ended June 30, 2025 (June 30, 2024 – $2,000 and $4,296) is included in depreciation and amortization in the interim condensed consolidated statements of operations and comprehensive income (loss).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2025 and 2024

7. Credit facility

The credit facility consists of a $60,000 senior secured credit facility. On May 9, 2024, the maturity date of the facility was extended from July 2, 2025 to January 2, 2026. On February 26, 2025, the Company amended its credit facility to extend the maturity date by three years, until January 2, 2029. Additionally, the interest rate was reduced by 100 basis points to 7% plus the greater of i) 2% and ii) the Secured Overnight Financing Rate (“SOFR”). There is a 0.33% fee on the available but undrawn portion of the $60,000 facility. The principal and interest balance outstanding for the credit facility as at June 30, 2025 was $48,954 (December 31, 2024 – $48,792).

The credit facility is subject to certain covenants and events of default. As at June 30, 2025 and December 31, 2024, the Company was in compliance with these covenants. Interest expense on the credit facility for the three and six months ended June 30, 2025 of $1,390 and $2,836, respectively (June 30, 2024 – $1,733 and $3,388, respectively) is included in credit facility interest expense in the interim condensed consolidated statements of operations and comprehensive income (loss).

The Company has provided its senior lenders with a general security interest in all present and after acquired personal property of the Company, including certain pledged financial instruments, cash and cash equivalents.

	As at
	June 30, 2025	December 31, 2024
Balance, beginning of the period	48,792	49,405
Advances from credit facility	2,660	1,904
Payments on credit facility	(2,498)	(2,517)
Balance, end of the period	48,954	48,792

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2025 and 2024

8. Debentures

The Company's debentures pay interest at a coupon rate between 8 - 10% per annum. Payments of interest and principal are made to debenture holders on a quarterly basis on the first business day following the end of a calendar quarter, at the Company's option either in cash or Common Shares.

The Company’s debentures balance includes the following:

	As at
	June 30, 2025	December 31, 2024
Principal balance	33,920	35,257
Discount	(1,771)	(701)
	32,149	34,556
Interest payable	712	731
	32,861	35,287

	As at
	June 30, 2025	December 31, 2024
Balance, beginning of the period	35,287	36,783
Principal repayments	(1,057)	(2,192)
Discount accretion	288	687
Modification	(1,367)	(364)
Other	(290)	373
Balance, end of the period	32,861	35,287

The debentures are secured by the assets of the Company, governed by the terms of a trust deed and, among other things, are subject to a subordination agreement to the credit facility which effectively extends the individual maturity dates of the debentures to January 2, 2029 being the maturity date of the credit facility.

As at March 1, 2025, the Company adjusted the amortised cost of the debentures to give effect to the amended maturity date of the Company's senior secured credit facility from January 2, 2026 to January 2, 2029. The Company determined this constituted a non-substantial modification of the existing debentures and the amortised cost of the debentures was recalculated by discounting the revised estimated future cash flows at the existing effective interest rate. The impact of the modification was recorded in the revaluation gain (loss) line in the interim condensed consolidated statements of operations and comprehensive income (loss).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2025 and 2024

8. Debentures (Continued from previous page)

The outstanding debenture principal repayment dates, after giving effect to the subordination agreement referenced above, are as follows:

	Principal component of quarterly payment	Principal due on maturity	Total
2025	1,061	—	1,061
2026	2,250	—	2,250
2027	2,434	—	2,434
2028	2,635	—	2,635
2029	662	24,878	25,540
	9,042	24,878	33,920

The debenture repayments are payable in either cash or Common Shares, at Mogo’s option. The number of Common Shares required to settle the repayments is variable based on the Company's share price at the repayment date.

9. Revenue

The following table is a provides a breakdown of the Company’s total revenues:

	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Interest revenue	6,536	7,117	13,135	14,351
Wealth revenue	3,570	2,407	7,051	4,880
Payments revenue	2,586	2,097	5,141	4,006
Other subscription related revenue	4,241	5,932	8,936	12,241
Total revenue	16,933	17,553	34,263	35,478

10. Geographic information

(a)
Revenue

Revenue presented below has been based on the geographic location of customers.

	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Canada	14,347	15,698	29,369	31,919
Europe	2,586	1,855	4,894	3,559
Total	16,933	17,553	34,263	35,478

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2025 and 2024

10. Geographic information (Continued from previous page)

(b)
Non-current assets

Non-current assets presented below has been based on geographic location of the assets. Intangible assets are allocated based on the location of their legal registration.

	As at
	June 30, 2025	December 31, 2024
Canada	67,581	70,623
Europe	163	233
Other	11	16
Total	67,755	70,872

11. Expense by nature and function

The following table summarizes the Company’s operating expenses by nature:

	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Personnel expense	5,553	5,184	11,439	10,286
Depreciation and amortization	2,029	2,084	3,983	4,460
Hosting and software licenses	1,437	1,460	2,734	2,871
Marketing	996	981	2,106	2,165
Professional services	556	881	1,237	1,759
Stock-based compensation	507	584	982	1,145
Insurance and licenses	433	437	808	886
Credit verification costs	294	225	484	555
Premises	176	203	377	372
Others	809	1,103	1,632	2,087
Total	12,790	13,142	25,782	26,586

The following table summarizes the Company’s operating expenses by function including stock-based compensation and depreciation and amortization from the interim condensed consolidated statements of operations and comprehensive income (loss):

	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Technology and development	4,153	4,338	8,286	8,182
Marketing	1,064	1,047	2,226	2,285
Customer service and operations	2,933	2,802	5,640	5,775
General and administration	4,640	4,955	9,630	10,344
Total	12,790	13,142	25,782	26,586

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2025 and 2024

12. Revaluation loss (gain)

	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Change in fair value due to revaluation of derivative financial liabilities	—	(17)	—	(34)
Realized (gain) loss on investment portfolio and marketable securities	—	73	(257)	73
Unrealized (gain) loss on investment portfolio and marketable securities	(13,616)	8,675	(3,526)	7,756
Gain on modification of debentures	—	(309)	(1,367)	(393)
Realized foreign exchange loss	1	17	15	41
Unrealized foreign exchange gain	(255)	(138)	(1,072)	(230)
Total	(13,870)	8,301	(6,207)	7,213

13. Other non-operating (income) expense

	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Restructuring charges	122	—	122	14
Governance related income	(3,000)	—	(3,000)	—
Other	339	(9)	755	231
Total	(2,539)	(9)	(2,123)	245

During the three-months ended June 30, 2025, the Company entered into agreements with WonderFi Technologies Inc. (“WonderFi”), and its related shareholder groups under which cash consideration was paid in exchange for governance-related consents and amendments to legacy investor rights agreements. The Company recognized $3,000 as Other Income upon satisfaction of these obligations, as the transaction is non-recurring and outside the ordinary course of operations

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2025 and 2024

14. Fair value of financial instruments

(a) Accounting classifications and fair values

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. During the three and six months ended June 30, 2025, there have not been any transfers between fair value hierarchy levels.

		Carrying amount				Fair value
As at June 30, 2025	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Marketable securities	5	30,068	—	—	30,068	30,068	—	—	30,068
Investment portfolio		9,912	—	—	9,912	—	—	9,912	9,912
		39,980	—	—	39,980
Financial assets not measured at fair value
Cash and cash equivalent		—	8,122	—	8,122	8,122	—	—	8,122
Restricted cash		—	2,696	—	2,696	2,696	—	—	2,696
Loans receivable	4	—	73,593	—	73,593	—		73,593	73,593
Other receivables		—	4,987	—	4,987	—	—	4,987	4,987
		—	89,398	—	89,398
Financial liabilities not measured at fair value
Accounts payable, accruals and other		—	—	17,861	17,861	—	—	17,861	17,861
Credit facility	7	—	—	48,954	48,954	—	48,954	—	48,954
Debentures	8	—	—	32,861	32,861	—	—	37,023	37,023
		—	—	99,676	99,676

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2025 and 2024

14. Fair value of financial instruments (Continued from previous page)

(a) Accounting classifications and fair values (Continued from previous page)

		Carrying amount				Fair value
As at December 31, 2024	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Marketable securities	5	26,085	—	—	26,085	26,085	—	—	26,085
Investment portfolio		11,991	—	—	11,991	—	—	11,991	11,991
		38,076	—	—	38,076
Financial assets not measured at fair value
Cash and cash equivalent		—	8,530	—	8,530	8,530	—	—	8,530
Restricted cash		—	2,508	—	2,508	2,508	—	—	2,508
Loans receivable	4	—	72,696	—	72,696	—	—	72,696	72,696
Other receivables		—	9,491	—	9,491	—	—	9,491	9,491
		—	93,225	—	93,225
Financial liabilities not measured at fair value
Accounts payable, accruals and other		—	—	22,096	22,096	—	—	22,096	22,096
Credit facility	7	—	—	48,792	48,792	—	48,792	—	48,792
Debentures	8	—	—	35,287	35,287	—	—	33,911	33,911
		—	—	106,175	106,175

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2025 and 2024

14. Fair value of financial instruments (Continued from previous page)

(b) Measurement of fair values:

(i) Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the interim condensed consolidated statements of financial position, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value
Investment portfolio: Equities Unlisted

• Price of recent investments in the investee company

• Implied multiples from recent transactions of the underlying investee companies

• Offers received by investee companies

• Revenue multiples derived from comparable public companies and transactions

• Option pricing model

• Third-party transactions

• Revenue multiples (1.65-2.7, 2024: 0.6-3.0)

• Balance sheets and last twelve-month revenues for certain of the investee companies

• Equity volatility (50-110%, 2024: 50-130%)

• Time to exit events

• Discount for lack of marketability (0-20%, 2024: 0-20%)

• Increases in revenue multiples increases fair value

• Increases in equity volatility can increase or decrease fair value depending on class of shares held in the investee company

• Increases in estimated time to exit event can increase or decrease fair value depending on class of shares held in the investee company

Partnership interest and others	• Adjusted net book value	• Net asset value per unit • Change in market pricing of comparable companies of the underlying investments made by the partnership	• Increases in net asset value per unit or change in market pricing of comparable companies of the underlying investment made by the partnership can increase fair value

Loans receivable non-current	• Discounted cash flows: Considering expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms.	• Expected timing and amount of cash flows • Discount rate	• Changes to the expected amount and timing of cash flow changes fair value • Increases to the discount rate can decrease fair value

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2025 and 2024

14. Fair value of financial instruments (Continued from previous page)

(b) Measurement of fair values (Continued from previous page):

(i) Valuation techniques and significant unobservable inputs (Continued from previous page)

The following table presents the changes in fair value measurements of the Company’s investment portfolio recognized at fair value at June 30, 2025 and December 31, 2024 and classified as Level 3:

	As at
	June 30, 2025	December 31, 2024
Balance, beginning of the period	11,991	11,436
Disposal	(715)	(200)
Unrealized exchange (loss) gain	(424)	662
Realized loss on investment portfolio	—	(120)
Unrealized (loss) gain on investment portfolio	(940)	213
Balance, end of the period	9,912	11,991

The fair value of the Company's current loans receivable, other receivables, and accounts payable, accruals and other approximates its carrying values due to the short-term nature of these instruments. The fair value of the Company's credit facility approximates its carrying amount due to its variable interest rate, which approximates a market interest rate. The fair value of the Company's debentures was determined based on a discounted cash flow analysis using observable market interest rates for instruments with similar terms.

(ii) Sensitivity analysis

For the fair value of equity securities, reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects.

		Profit or loss
		Increase	Decrease
Investment portfolio:
June 30, 2025	Adjusted market multiple (5% movement)	495	(495)

December 31, 2024	Adjusted market multiple (5% movement)	600	(600)

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2025 and 2024

15. Nature and extent of risk arising from financial instruments

Risk management policy

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages these risks as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter‑party to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to accounts receivable, brokerage firm receivables and the gross carrying amount of the loans receivable disclosed in these interim condensed consolidated financial statements.

The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services. However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on‑going credit evaluations, monitors aging of the loan portfolio, monitors payment history of individual loans, and maintains an allowance for loan loss to mitigate this risk.

The credit risk decisions on the Company’s loans receivable are made in accordance with the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable is unsecured. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facility that bear interest at 7% plus SOFR with a 2% SOFR floor. As at June 30, 2025, SOFR is 4.52% (December 31, 2024 – 4.49%). The debentures have fixed rates of interest and are not subject to variability in cash flows due to interest rate risk.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2025 and 2024

15. Nature and extent of risk arising from financial instruments (Continued from previous page)

Liquidity risk

The Company’s accounts payable and accruals are substantially due within 12 months. The maturity schedule of the Company’s credit facility and debentures are described below. Management’s intention is to continue to refinance any outstanding amounts owing under the credit facility and debentures, in each case as they become due and payable. The debentures are subordinated to the credit facility which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of credit facility. See Note 7 and 8 for further details.

	2025	2026	2027	2028	2029	Thereafter
Commitments - operational
Lease payments	523	1,009	588	—	—	—
Accounts payable	4,701	—	—	—	—	—
Accruals and other	13,026	—	—	—	—	—
Other purchase obligations	274	584	642	221	—	—
Interest – Credit facility (Note 7)	2,812	5,624	5,624	5,624	31	—
Interest – Debentures (Note 8)(1)	1,366	2,601	2,412	2,207	517	—
	22,702	9,818	9,266	8,052	548	—
Commitments – principal repayments
Credit facility (Note 7)	—	—	—	—	48,954	—
Debentures (Note 8) (1)	1,061	2,250	2,434	2,635	25,540	—
	1,061	2,250	2,434	2,635	74,494	—
Total contractual obligations	23,763	12,068	11,700	10,687	75,042	—

(1)The debenture repayments are payable in either cash or Common Shares at Mogo’s option. The number of Common Shares required to settle the repayments is variable based on the Company's share price at the repayment date.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2025 and 2024

16. Equity

(a)
Share capital

The Company’s authorized share capital is comprised of an unlimited number of Common Shares with no par value and an unlimited number of preferred shares issuable in one or more series. The Board is authorized to determine the rights and privileges and number of shares of each series of preferred shares.

As at June 30, 2025, there were 23,949,286 (December 31, 2024 – 24,472,377) Common Shares and no preferred shares issued and outstanding.

For the three and six months ended June 30, 2025, the Company repurchased 523,091 Common Shares for cancellation under the share repurchase program at an average price of CAD $2.02 per share, for a total repurchase cost of $1,058.

(b)
Treasury share reserve

The treasury share reserve comprises the cost of the shares held by the Company. As at June 30, 2025, the Company held 190,706 Common Shares in reserve (December 31, 2024 – 190,706).

(c)
Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. The exercise price of an option is set at the time that such option is granted under the Plan. The maximum number of Common Shares reserved for issuance under the Plan is the greater of i) 15% of the number of Common Shares issued and outstanding, and ii) 1,266,667.

Each option entitles the holder to receive one Common Share upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither right to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of expiry. Options issued under the Plan have a maximum contractual term of eight years and options issued under the Prior Plan have a maximum contractual term of ten years.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2025 and 2024

16. Equity (Continued from previous page)

(c)
Options (Continued from previous page)

A summary of the status of the stock options and changes in the period is as follows:

	Options outstanding (000s)	Weighted average grant date fair value $	Weighted average exercise price $	Options exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2023	3,498	—	5.56	1,499	8.18
Options issued	270	1.67	2.15	—	—
Exercised	(2)	8.83	2.12	—	—
Forfeited	(1,006)	8.26	7.05	—	—
Balance, December 31, 2024	2,760	—	2.69	1,543	3.06
Options issued	735	1.29	1.82	—	—
Forfeited	(4)	3.61	1.91	—	—
Balance, June 30, 2025	3,491	—	2.71	1,869	3.01

The above noted options have expiry dates ranging from September 2025 to June 2033.

With the exception of performance-based stock options, the fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	Six months ended
	June 30, 2025	June 30, 2024
Risk-free interest rate	2.90%-2.85%	3.51%
Expected life	5 years	5 years
Expected volatility in market price of shares	90%-91%	91%
Expected dividend yield	0%	0%
Expected forfeiture rate	0% - 15%	0% - 15%

These options generally vest monthly over a four-year period after an initial one-year cliff.

Volatility of the above options is based on the Company's market share price over the last 5 years.

Total stock-based compensation costs related to options for the three months ended June 30, 2025 was $507 (June 30, 2024 – $561).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2025 and 2024

16. Equity (Continued from previous page)

(d) Warrants

	Warrants outstanding (000s)	Weighted average exercise price $	Warrants exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2023	358	20.53	280	25.46
Warrants issued	500	2.15	—	—
Warrants exercised	—	—	—	—
Warrants expired	(89)	51.15	(89)	6.09
Balance, December 31, 2024	769	5.02	402	25.46
Warrants issued	—	—	—	—
Warrants exercised	—	—	—	—
Warrants expired	—	—	—	—
Balance, June 30, 2025	769	5.02	758	5.06

The 768,630 warrants outstanding noted above have expiry dates ranging from September 2025 to August 2027 and do not include the stock warrants accounted for as a derivative financial liability.

The derivative financial liabilities are comprised of 1,018,519 USD stock warrants with an expiry date of June 2026 and a weighted average exercise price of $17.88. The stock warrants are classified as a liability under IFRS by the sole virtue of their exercise price being denominated in USD. As such, the warrants are subject to revaluation under the Black Scholes model at each reporting date, with gains and losses recognized to the interim condensed consolidated statements of operations and comprehensive income (loss). The balance for the current period is $nil (December 2024 - $nil).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2025 and 2024

17. Related party transactions

Related party transactions during the three and six months ended June 30, 2025 include transactions with debenture holders that incur interest. The related party debentures balance as at June 30, 2025, totaled $131 (December 31, 2024 – $136). The debentures bear annual coupon interest of 8.0% (December 31, 2024 – 8.0%) with interest expense for the three and six months ended June 30, 2025, totaling $3 and $5 respectively (June 30, 2024 – $3 and $9, respectively). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.

18. Subsequent events

Subsequent to period end the Company sold approximately 40 million shares of WonderFi for $0.345 per share for total proceeds of $13,800.

The Company also purchased $1,000 USD of additional Bitcoin ETF investments.